Mail Stop 4561

						October 5, 2005



Kenneth M. Woolley
Chairman and Chief Executive Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah  84121

Re:	Extra Space Storage Inc.
	Registration Statement on Form S-3
	Filed September 22, 2005
	File No. 333-128504


Dear Mr. Woolley:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

General

1. We note the issuance of the following securities:

* on April 6, 2005 ESS Statutory Trust I issued an aggregate of
$35
million of trust preferred securities;
* on May 24, 2005 ESS Statutory Trust II issued $41 million aggregate principal amount of fixed/floating rate preferred securities;
* on June 20, 2005 you entered into a definitive agreement to sell 6,200,000 shares of your common stock to certain new and institutional investors pursuant to a private placement; and
* on July 27, 2005 Extra Storage Space LP and ESS Statutory Trust III completed the issuance and sale in a private placement of $40 million aggregate principal amount of fixed/floating rate preferred securities.

Please tell us which exemption you relied upon for the sale of these unregistered securities and provide a brief description of the facts that support your use of each exemption.

2. Please revise your prospectus to disclose any guarantees of the preferred securities by you or your operating partnership.

3. We note your statement in the exhibit index on page II-2 that you will file your opinions by amendment or incorporate by reference in connection with the offering of securities. Please confirm that you will file your opinions prior to going effective on this registration statement.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3780.

      Sincerely,



      Karen Garnett
      Assistant Director

cc:	Jay L. Bernstein, Esq. (via facsimile)
	Clifford Chance US  LLP
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Kenneth M. Woolley
Extra Space Storage Inc.
October 5, 2005
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